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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

For March 21, 2000

                                  TRICOM, S.A.
                 (Translation of registrant's name into English)


         AVENIDA LOPE DE VEGA NO. 95, SANTO DOMINGO, DOMINICAN REPUBLIC
                    (Address of principal executives offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F  X    Form 40-F
                                     ---              ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes            No      X
                                   ---              ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________



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                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  TRICOM, S.A.



Dated March 21, 2000                   By:    /s/   Carl H. Carlson
                                            -----------------------------
                                       Name: Carl H. Carlson
                                       Title:   Executive Vice President




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TRICOM FILES REGISTRATION STATEMENT FOR COMMON STOCK; ANNOUNCES PRIVATE OFFERING
OF $300 MILLION SENIOR NOTES AND TENDER OFFER FOR OUTSTANDING 11 3/8% NOTES DUE 2004

Santo Domingo / Dominican Republic - March 20, 2000 - TRICOM, S.A. ("TRICOM") (NYSE: TDR), a leading integrated communications service provider in the Dominican Republic, today announced that it has filed a registration statement in connection with a public offering of 4,000,000 newly issued American depositary shares ("ADSs"). Each ADS represents one share of TRICOM's Class A common stock. After the offering there will be outstanding approximately 28,844,544 shares, assuming the underwriters do not exercise an over-allotment option for an additional 600,000 shares granted by TRICOM. TRICOM intends to use the net proceeds for capital expenditures associated with increasing the capacity and coverage of our local access, mobile and data networks and with expanding our international facilities to support increased traffic volume and to fund working capital. Bear, Stearns & Co. Inc. and Morgan Stanley Dean Witter are acting as joint book running managers.

TRICOM has also announced a concurrent private offering, not registered under the Securities Act, of $300 million of senior notes (the "New Notes") under rule 144A and that it has commenced a fixed price tender offer for all of its outstanding 11 3/8% senior notes due 2004 (the "Notes"). TRICOM has $200 million of the Notes outstanding. Concurrently with the tender offer, TRICOM is soliciting consents from the holders of the Notes to amend the Indenture under which the Notes were issued. The New Notes offering is not contingent on the tender offer.

A registration statement relating to the ADSs has been filed with the Securities and Exchange Commission, but has not yet become effective. These securities may not be sold nor may offers be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any state.

The tender offer will expire at 5:00 p.m., New York City time, on Monday April 17, 2000, unless extended or earlier terminated. The consent solicitation will expire at 5:00 p.m., New York City time, on Monday, April 3, 2000, unless extended or earlier terminated.

The total consideration for each $1,000 principal amount of Notes validly tendered and not revoked on or prior to the expiration date of the tender offer will be $1,056.88 per $1,000 principal amount on the Notes. Of the total consideration, $20.00 per $1,000 principal amount of the Notes is attributable to the consent payment. Holders who validly tender Notes will also be paid accrued and unpaid interest up to, but not including, the date of payment of the Notes. Holders who validly tender their Notes after the expiration of the consent solicitation will receive only the purchase price for the Notes, but not the consent payment. The purchase price will equal the total consideration minus the consent payment.


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The terms of the tender offer and consent solicitation, including the conditions to TRICOM's obligations to accept the Notes tendered and consents delivered and pay the purchase price and make the consent payment, are set forth in TRICOM's Offer to Purchase and Consent Solicitation Statement, dated March 20, 2000. The tender offer is conditioned upon, among other things, the Company having entered into arrangements on terms acceptable to the Company, in its sole discretion (including, without limitation, as to terms and amounts) with respect to the financing necessary to complete the offer and related transactions, including financing to implement the Company's business plan. TRICOM may amend, extend or terminate the tender offer and consent solicitation at any time in its discretion without making any payments with respect thereto.

Bear, Stearns & Co. Inc. is the dealer manager for the tender offer and the solicitation agent for the consent solicitation. Questions or requests for assistance may be directed to Bear, Stearns & Co. Inc. (telephone 877-696-BEAR). Requests for documentation may be directed to D.F. King & Co., Inc., the information agent for the tender offer and the consent solicitation (telephone 800-488-8075).

ABOUT TRICOM
TRICOM is a full-service telecommunications provider in the Dominican Republic. Through the only completely digital local access network in the Dominican Republic, a wireless network covering 80% of the population and our submarine fiber optic cable systems, we offer local, long distance, mobile, Internet and broadband data transmission services. Through our subsidiary, TRICOM USA, Inc., we own switching facilities in New York and are one of the few Latin American long distance carriers licensed in the United States. For more information, visit TRICOM'S Web site at HTTP://WWW.TRICOM.NET, or phone (809) 476-4044.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS CONCERNING THE COMPANY'S ANTICIPATED FUTURE OPERATING RESULTS, FUTURE REVENUES AND EARNINGS OR ADEQUACY OF FUTURE CASH FLOW. (THESE FORWARD-LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS CONTAINING THE WORDS "EXPECT", "BELIEVE", "WILL", "MAY", "SHOULD", "PROJECT", "ESTIMATE" AND LIKE EXPRESSIONS, AND THE NEGATIVE THEREOF.) THESE STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE STATEMENTS, INCLUDING THE RISKS ATTENDANT TO A GROWING BUSINESS IN A NEW INDUSTRY AS WELL AS THOSE RISKS DESCRIBED IN THE COMPANY'S QUARTERLY OR ANNUAL REPORT.

Contact:
     TRICOM, S.A.
     Jaime Garcia
     Ph: 809/476-4054
     e-mail: jgarcia@tricom.com.do
        or
     Strategic Growth International, Inc.
     Richard Cooper / Robert Schatz
     Ph: 516/829-7111
     e-mail: sgi@netmonger.net